

JRITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

(734) 930-3030

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

Domino's Pizza
401(k) Savings Plan

Financial Statements

December 31, 2010 and 2009

Domino's Pizza 401(k) Savings Plan

Contents

 Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034-2366
T 248.262.1950
F 248.350.3581
www.GrantThornton.com

To the Plan Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Domino's Pizza 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Item 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
June 20, 2011

Domino's Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,	
	2010	2009
Assets - Investments		
Investments in mutual funds	$ 77,087,570	$ 66,248,830
Investments in common collective trust fund	12,703,521	12,693,106
Investments in Domino's Pizza, Inc. common stock fund	15,584,594	7,751,431
Total investments at fair value	105,375,685	86,693,367
Notes Receivable from Participants	4,446,963	3,917,781
Net Assets Reflecting All Investments at Fair Value	109,822,648	90,611,148
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(103,291)	236,028
Net Assets Available for Plan Benefits	**$ 109,719,357**	**$ 90,847,176**

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2010

Additions	
Investment income:	
Interest and dividends	$ 1,833,483
Net appreciation in fair value of investments:	
Common collective trust fund	166,079
Mutual funds	8,471,255
Domino's Pizza, Inc. common stock fund	5,949,708
Total investment income	16,420,525
Interest income on notes receivable from participants	217,421
Contributions:	
Employee	7,000,389
Employer	3,548,989
Rollover	136,418
Total contributions	10,685,796
Total additions	27,323,742
Deductions	
Participant withdrawals	(8,420,376)
Administrative expenses	(31,185)
Total deductions	(8,451,561)
Net Increase in Net Assets Available for Plan Benefits	18,872,181
Net Assets Available for Plan Benefits - Beginning of year	90,847,176
Net Assets Available for Plan Benefits - End of year	**$ 109,719,357**

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN - 38-3495003, Plan No. 004
December 31, 2010

Note 1 - Description of Plan

General – The following description of the Domino's Pizza (the "Company" and the "Plan Administrator") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location.

2. The person has completed at least 1,000 hours of service.

3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members.

4. The person has attained age 21.

5. The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 50 percent of eligible wages, as defined in the Plan document, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100 percent of the first three percent of each employee's elective deferrals and 50 percent of the next two percent of each employee's elective deferrals. The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the years ended December 31, 2010 and 2009. The Company's matching contribution and discretionary contributions were made in Domino's Pizza, Inc. common stock fund in 2010 and 2009. Refer to Note 4 for further disclosures.

Vesting - Participants' contributions, the Company's matching contributions, and income earned thereon are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after five years of continuous service.

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2010 and 2009, the Plan had outstanding forfeitures of $85,239 and $90,561, respectively, available to reduce future Company contributions and administrative expenses. In 2010, Plan expenses were reduced from forfeited nonvested accounts.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and discretionary contributions, and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Payment of Plan Benefits - Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. In-service participants may begin to make withdrawals at age 59½.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59½.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination or suspension of Company contributions, all participant accounts become fully vested and are distributed to the participants in accordance with the Plan document.

Notes Receivable from Participants - Participants may borrow funds from their account balance. A note may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant's account. The note agreement bears interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if there were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its common collective trust fund investment (the Managed Income Portfolio or "MIP"), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The reported value of the common collective trust fund is at the Net Asset Value ("NAV"), which is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of employer securities are valued based on quoted prices at year end.

The MIP is comprised of public investment securities valued at NAV, and a participant's ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP's constant NAV of $1 per unit. The MIP allows for daily liquidity with no additional notice required for redemption. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, there is no guarantee that the MIP will be able to maintain that value.

Participants ordinarily may request the withdrawal or transfer of all or a portion of their investment in the MIP at contract value. Contract value represents contributions made to the MIP plus earnings less participant withdrawals and administrative expenses. Withdrawals initiated by the Plan Administrator will normally be provided at contract value as soon as practicable within twelve months following written notice to the MIP trustee. The MIP imposes certain restrictions on the Plan.

The following events may limit the MIP's ability to transact at contract value:

- The Plan's failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

Note 2 - Summary of Significant Accounting Policies (continued)

- Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP
- Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP's cash flow
- Any transfer of assets from the MIP directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for employee contributions
- Complete or partial termination of the Plan or its merger with another plan
- Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. For example, this could result from the MIP's inability to promptly find a replacement wrap contract following termination of a wrap contract. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments. In the event that an issuer of a wrap contract fails to perform as intended, the MIP's NAV may decline if the market value of its assets declines.

Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than contract value is not probable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - The notes receivable from participants are valued at their outstanding balances plus any accrued but unpaid interest, which approximate fair value. Delinquent notes receivable are reclassified as distributions based upon terms of the Plan document.

Note 2 - Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments - Benefits are recorded when paid.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications - We reclassified certain prior year amounts in our financial statements to conform to current year presentation.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements - In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and

Note 2 - Summary of Significant Accounting Policies (Continued)

nonrecurring fair value measurements will be required for fair value measurement that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the new guidance relating to the expanded disclosures effective December 31, 2010. The adoption did not have a material impact on our consolidated financial statements. The disclosures related to the gross Level 3 presentation will be included in the Plan's financial statements effective December 31, 2011.

Reporting Notes to Participants - In September 2010, the FASB issued guidance to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The new guidance required participant loans to be classified as notes receivable from participants, to be segregated from plan investments, and to be measured at their unpaid principal balance plus any accrued but unpaid interest.

The new guidance is effective for reporting periods beginning after December 15, 2010, and should be applied retrospectively to all prior periods presented. The Plan adopted the new guidance effective December 31, 2010. The adoption did not have a material impact on our consolidated financial statements.

Other accounting standards - Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Note 3 - Investments

As of December 31, investments representing five percent or more of the Plan's assets are as follows:

	2010	2009
Mutual funds:		
Fidelity Puritan Fund	$ 7,940,128	$ 6,820,519
Fidelity Diversified International Fund	10,474,872	9,905,125
Fidelity Spartan U.S. Equity Index Fund	6,386,203	5,484,367
PIMCO Total Return Administration Fund	8,034,373	6,008,472
Growth Fund of America	20,701,254	19,739,091
Van Kampen Comstock A Fund	12,551,681	11,526,663
Dreyfus Mid-Cap Index Fund	6,137,710	4,123,591
Common collective trust fund - Fidelity Managed Income Portfolio Fund (1)	12,600,229	12,929,136
Common stocks:		
Domino's Pizza, Inc. Common Stock Fund	15,584,595	7,751,431
	$ 100,411,045	$ 84,288,395

(1) Common collective trust fund is reported at contract value. All other investments are reported at fair value.

Note 4 – Nonparticipant-directed Investments

The Company contributed the matching contribution through the Domino's Pizza, Inc. common stock fund during 2009 and 2010. Participants are immediately vested in the matching contribution and are able to transfer these funds to other investment options as soon as the contribution is funded into their account. Discretionary contributions vest over a 5 year period and participants are not able to transfer this contribution until it is fully vested, which constitutes a nonparticipant-directed investment. As of December 31, 2010, all discretionary contributions were fully vested and there were no nonparticipant-directed investments in the Plan.

Note 5 - Tax Status

The Plan obtained its latest tax determination letter dated May 24, 2011, applicable for amendments adopted through December 17, 2009, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Code. Although the Plan has been subsequently amended, in the opinion of the Plan Administrator the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company's common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions.

Note 7 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per financial statements	$ 109,719,357	$ 90,847,176
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	103,291	(236,028)
Net assets available for plan benefits per Form 5500	$ 109,822,648	$ 90,611,148

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2010 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$ 18,872,181
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2010	103,291
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	236,028
Total net increase in net assets available for plan benefits per the Form 5500	$ 19,211,500

Note 8 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The asset or liability's fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Disclosures concerning assets measured at fair value at December 31, 2010 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
Mutual funds:				
Index funds	$ 12,523,913	-	-	$ 12,523,913
Growth funds	55,646,310	-	-	55,646,310
Other mutual funds	8,917,347	-	-	8,917,347
Total mutual funds	77,087,570	-	-	77,087,570
Common collective trust fund - Fidelity Managed Income Portfolio	-	12,703,521	-	12,703,521
Domino's Pizza, Inc. common stock fund	15,584,595	-	-	15,584,595
Total assets at fair value	$ 92,672,165	$ 12,703,521	-	$ 105,375,686

Note 8 – Fair Value (Continued)

Disclosures concerning assets measured at fair value at December 31, 2009 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Mutual funds:				
Index funds	$ 9,607,958	-	-	$ 9,607,958
Growth funds	50,631,246	-	-	50,631,246
Other mutual funds	6,009,626	-	-	6,009,626
Total mutual funds	66,248,830	-	-	66,248,830
Common collective trust fund - Fidelity Managed Income Portfolio	-	12,693,106	-	12,693,106
Domino's Pizza, Inc. common stock fund	7,751,431	-	-	7,751,431
Total assets at fair value	$ 74,000,261	$ 12,693,106	-	$ 86,693,367

Note 9 – Subsequent Events

The Plan evaluated its December 31, 2010 financial statements for subsequent events through the date the financial statements were to be issued. The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Effective January 1, 2011, the Company no longer matched in Domino's Pizza stock fund shares, and began matching participant contributions in cash. These matching contributions are invested in the respective funds elected by each participant. Any discretionary contributions made during 2011 will also be made in cash.

Domino's Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN - 38-3495003, Plan No. 004
December 31, 2010

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 7,940,128
Fidelity Investments*	Fidelity Diversified International Fund	**	10,474,872
Fidelity Investments*	Fidelity Spartan U.S. Equity Index Fund	**	6,386,203
Fidelity Investments*	Fidelity RS Emerging Markets	**	882,974
Boston Trust Funds	Boston Trust Small Cap Fund	**	3,978,375
PIMCO Funds	PIMCO Total Return Administration Fund	**	8,034,373
Dreyfus Funds	Dreyfus Mid-Cap Index Fund	**	6,137,710
American Funds	Growth Fund of America	**	20,701,254
Van Kampen Funds	Van Kampen Comstock A Fund	**	12,551,681
Fidelity Investments*	Common collective trust - Fidelity Managed Income Portfolio Fund	**	12,703,521
Fidelity Investments*	Employer securities - Domino's Pizza, Inc. Common Stock Fund	**	15,584,595
	Total investments		105,375,686
	Notes receivable from participants		4,446,963
	Total Assets Held at End of Year		$ 109,822,649

* Party-in-interest
** Historical cost information is not required for participant-directed investments

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 20, 2011, with respect to the financial statements and supplemental schedule of Domino's Pizza 401(k) Savings Plan on Form 11-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Domino's Pizza, Inc. on Form S-8 (File No. 333-118486, effective August 23, 2004; 333-121830, effective January 4, 2005; 333-121923, effective January 10, 2005; 333-161971 and 333-161972, effective September 17, 2009).

Grant Thornton LLP

Southfield, Michigan
June 20, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 20, 2010



Michael Lawton
Chief Financial Officer
Domino's Pizza, Inc.